EXHIBIT 12

F.N.B. Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Dollars in thousands

Year Ended December 31	2012	2011	2010	2009	2008
Earnings:
Income before income taxes	$154,183	$119,051	$102,536	$50,380	$42,832
Fixed charges, excluding interest on deposits	19,470	23,402	26,285	41,560	48,312
Less: Preferred stock dividends	—	—	—	(4,085)	—

Subtotal	173,653	142,453	128,821	87,855	91,144
Interest on deposits	42,513	53,535	64,524	85,699	111,568

Total	$216,166	$195,988	$193,345	$173,554	$202,712

Fixed charges:
Interest on borrowed funds	$16,542	$21,082	$24,207	$35,480	$46,421
Interest component of rental expense	2,928	2,320	2,078	1,995	1,891
Preferred stock dividends	—	—	—	4,085	—

Subtotal	19,470	23,402	26,285	41,560	48,312
Interest on deposits	42,513	53,535	64,524	85,699	111,568

Total	$61,983	$76,937	$90,809	$127,269	$159,880

Ratio of earnings to fixed charges:
Excluding interest on deposits	8.92x	6.09x	4.90x	2.24x	1.89x
Including interest on deposits	3.49x	2.55x	2.13x	1.38x	1.27x
Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	8.92x	6.09x	4.90x	2.11x	1.89x
Including interest on deposits	3.49x	2.55x	2.13x	1.36x	1.27x